August 12, 2005

Mark A. Wojciechowski, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Via Fax: 202-772-9220

Re: USCorp Form 10-KSB/A for Fiscal Year Ended September 30, 2004 filed May 12, 2005, USCorp Form 10-QSB for Period Ended March 31, 2005; and my conversations with you by telephone on August 8, and August 9, 2005.

Dear Mark,

In partial response to the comments you sent to us in your letter dated July 13, 2005, we have prepared the following drafts of answers to your questions and a draft revision of the above referenced Form 10-KSB/A, attached.

For you convenience we have quoted your first 8 comments and our responses below. We have marked the attached draft 10-KSB/A with numbers referencing your comments where appropriate.

Sincerely,

/s/ Robert Dultz

Robert Dultz, Chairman and CEO

Draft Response to SEC Comments

August 9, 2005

“10-KSB/A for the Fiscal Year Ended December 2004

Independent Auditor’s Report page F-1

1. Your audit report does not cover the inception to date period presented in your financial statements. If your auditors are not extending audit coverage to the inception to date information, you must label it as unaudited.”

The “unaudited” title has been added to the Inception to Date columns of the statement of operations and the statement of cash flow. Please see pages 6 and 7 below. Please note that prior financial statements of the company, filed with the Commission, were audited by prior auditors of the Company.

“2. Please refer your auditors to the guidance in PCAOB Auditing Standard No. 1, requiring registered auditors to make reference in their audit reports to the standards of the Public Company Accounting Oversight Board (PCAOB).”

The report page has been modified for the correct wording as follows: “We conducted our audit in accordance with auditing standards generally accepted by the Public Company Accounting Oversight Board in the United States”.

“Consolidated Statement of Shareholders Equity. page F-5

3, Please revise your Statement to include the inception to date activity necessary to comply with the guidance in paragraph 11(d) of SFAS 7.”

The statement has been amended to comply with SFAS 7, paragraph 11(d) Please see below pages 7-10.

Note 1 — Organization of the Company and Significant Accounting Principles, page F-6

4.

You state that in April 2002 you acquired US Metals Inc. (US Metals) by issuing 24,000,000 shares of common stock. Please explain to us if at the time of acquisition you considered US Metals to be a business as defined in EITF 98-3, or whether the transaction was the acquisition of an asset. Include a discussion of the factors listed in EITF 98-3 in your response. Additionally, tell us the cost basis of the assets acquired from US Metals immediately prior to the acquisition.

The Company purchased an asset and not a subsidiary and the wording has been changed. Please see Pages 12-13 below.

5. Please disclose your accounting policy for stock issued to employees and non-employees, and the other information required under paragraphs 45 through 48 of SFAS 123.

See Note 12 added to the revised financials as follows:

“12.  Stock Warrants Outstanding

At September 30, 2003, the Company received a loan from two shareholders of $40,000.  The loans are unsecured and mature September 30, 2004 at no stated interest rate.  The loan agreement calls gives the

Draft Response to SEC Comments

August 9, 2005

option to the shareholders to convert the proceeds of the loan into shares of common stock at $.40 per share.  As a result, the Company has imputed a beneficial conversion feature of $3,767 to the proceeds received.  The beneficial conversion feature was amortized to interest expense over fiscal 2004.

The following table summarizes the details of the number of warrants issued and outstanding and the weighted average exercise price and years remaining on the warrants.

			Wgtd Avg
		Wgtd Avg	Years to
	Amount	Exercise Price	Maturity

Outstanding at October 1, 2002	0

Issued	100,000
Expired	0
Exercised	0

Outstanding at September 30, 2003	100,000	$0.40	1

Issued	0
Expired	0
Exercised	(100,000)

Outstanding at September 30, 2004	0	$0.00	0

The Company applied the Black-Scholes option pricing model to determine the fair value of the detachable stock warrants and common stock warrants issued in fiscal year 2004. The following assumptions were used in the model. The dividend yield is 0%, volatility is 20%, and a risk-free interest rate of 2%. The fair values generated by the Black-Scholes model may not be indicative of the future values, if any, that may be received by the warrant holder.

The Company has a formal stock option incentive plan for employees.”

Mineral Properties, page F-7

6.

We note your disclosure indicating that you use the successful efforts method of a accounting for activities related to your mineral properties. Please note that the guidance in paragraph 6 of SFAS 19 limits application of the successful efforts method of accounting to oil and gas producing activities. Since your business is mining, until you are able to report reserves, as defined in Industry Guide 7, the appropriate characterization of your enterprise would be that of an exploration stage company, rather than a development stage company. During this period, all costs incurred in the exploration for proved reserves should be expensed as incurred, rather than deferred pending the results of exploration. Please revise your accounting and disclosures as necessary.

The note disclosure regarding accounting for mineral properties has been amended as follows: “Mineral Properties- The Company is an exploration stage company.  All costs incurred in the exploration of proved reserves are expensed to the statement of operations.”

7 The allocation of the net assets acquired from US Metals included on page 13 of your Form 10-QSB for the quarterly period ended March 31, 2005 indicates the value of the mining rights acquired in 2002

Draft Response to SEC Comments

August 9, 2005

Was $2,449,466. We note the amount recorded has not changed since that time. Please submit the analysis that you performed, testing your mining rights and any capitalized development costs for recoverability, to comply with the guidance in paragraph 8(e) of SFAS 144.

The Company purchased the mining asset in April 2002 for 24,200,000 shares of stock.  The bid price of the stock at the time was $1.01 for a total value of $24,200,000. However, at the time there was very little trading of the Company’s stock, so the Company assigned an arbitrary value of about $.10 per share for a total of $2,449,446. The Company compared the purchase valued at $2,449,446, to the appraised value of $100,000 per claim for the 134 claims held at the time of the appraisal, a total value of $13,400,000.  For the sake of conservatism, the Company recorded the lower value.  Management has reviewed this asset each year for impairment and has determined that if present negotiations to realize this asset do not come to fruition, the Company intends to impair this asset at the end of fiscal 2005 (9-30-05), three years after the asset purchased.

Exhibit 31.1 — Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

8. Please refer to the guidance contained in item 601 of Regulation S-B regarding the appropriate timing for conducting your evaluation of internal control as well as other applicable changes within the Section 302 certification.

Noted.

Form 10-QSB for the Ouarterly Period Ended March 31, 2005

Management’s Discussion and Analysis page 12

Chocolate Mountain Region Claims Acquisition page 14

9. You indicate that you granted former Owners of two gold mining claims near Kingman, Arizona an option to acquire 250,000 shares of your common stock at the then current market price within a two year period. Please revise your disclosure to clarify whether the phrase “at the then current market price” is the price on the date you grant the options or the market price on the date the owners decide to exercise the options. If the price represents the market price on the date the owners elect to exercise, please explain to us what, if any, value is associated with the options since the owners could presumably purchase the shares in the over-the-counter market.

Please see response to Comment 10 below.

10. You explain that the options referred to in comment 9 above were exercised on March 23, 2005. It appears the exercise of the options did not have an impact on your financial statements. Please explain to us how you accounted for the exercise, and cite the specific accounting literature you utilized to determine the appropriate treatment.

The wording has been changed as follows: “Under the terms of the acquisition, the Company granted the former owners of the claims an option to acquire 250,000 shares of the Company’s common stock at the then current market price at any time within a two year period. The option was converted into a payment for consulting services and expensed as such.”

Draft Response to SEC Comments

August 9, 2005

DONAHUE ASSOCIATES, L.L.C.

 27 BEACH ROAD, SUITE CO5-A

    MONMOUTH BEACH, NJ.    07750

              Phone: (732) 229-7723

                 Independent Auditor’s Report

The Shareholders

USCorp.

(an Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of USCorp. as of September 30, 2004 and September 30, 2003 and the related consolidated statements of operations and consolidated statements of changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of management.  Our responsibility is to express an opinion on these financial statements based on our audit.

Answer to Comment 2

We conducted our audit in accordance with auditing standards generally accepted by the Public Company Accounting Oversight Board in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USCorp. as of September 30, 2004 and September 30, 2003 and the related consolidated statements of operations and consolidated statement of changes in shareholders’ equity and cash flows for the years then ended then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

As more fully discussed in Note 2 to the consolidated financial statements, there are significant matters concerning the Company that raise substantial doubt as to the ability of the Company to continue as a going concern.  Management’s plans with regard to these matters are also described in Note 2 to the consolidated financial statements.  The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classifications of recorded liabilities that might be necessary in the event that the Company cannot continue in existence.

Monmouth Beach, New Jersey

November 10, 2004

Draft Response to SEC Comments

August 9, 2005

USCorp.

(an Exploration Stage Company)

Consolidated Balance Sheets

As of September 30, 2004 and September 30, 2003

Answer to Comment 1 on pages 6 and 7

ASSETS	2004	2003

Current assets:
Cash	$16,781	$59,555

Total current assets	16,781	59,555

Other assets:
Mining rights	2,449,466	2,449,466
Equipment- net	2,417	0

Total assets	$2,468,664	$2,509,021

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable & accrued expenses	$38,797	$529,311
Subscriptions payable-net	49,657	0
Advance payable to shareholder	44,167	36,233

Total current liabilities	132,621	565,544

Shareholders' equity:
Series A preferred stock, one share convertible to eight shares of common;
no stated dividend, stated value $0.01, 10,000,000 shares authorized,
no shares outstanding at September 30, 2004 and September 30, 2003	$0	$0
Series B preferred stock, one share convertible to two shares of common;
10% cumulative stated dividend, stated value $0.50, 50,000,000 shares authorized,
no shares outstanding at September 30, 2004 and September 30, 2003	0	0
Common stock- $.01 par value, authorized 100,000,000 shares, issued and outstanding, 29,531,459 shares at September 30, 2004
and 25,793,073 shares at September 30, 2003	295,314	257,931
Additional paid in capital	6,685,716	5,366,425
Accumulated deficit during exploration stage	(4,644,987)	(3,680,879)
Total shareholders' equity	2,336,043	1,943,477

Total Liabilities & Shareholders' Equity	$2,468,664	$2,509,021

See the notes to the financial statements.

Draft Response to SEC Comments

August 9, 2005

          USCorp.

    (an Exploration Stage Company)

         Consolidated Statements of Operations

                     For the Years Ended September 30, 2004 and September 30, 2003

                   and from Inception, May 1989 through September 30, 2004

Answer to Comment 3 on Pages 7 - 10

Unaudited

			Inception
	2004	2003	to Date
General and administrative expenses:
Consulting	$730,657	$762,522	$2,752,789
Administration	149,048	83,532	840,113
License expense	26,289	14,100	109,532
Professional fees	50,180	5,133	334,619
Total general & administrative expenses	956,174	865,287	4,037,053

Net loss from operations	(956,174)	(865,287)	(4,037,053)

Other income (expenses):
Interest expense	(7,934)	0	(7,934)
Loss on mining claim	0	0	(600,000)

Net loss before provision for income taxes	(964,108)	(865,287)	(4,644,987)

Provision for income taxes	0	0	0

Net loss	($964,108)	($865,287)	($4,644,987)

Basic & fully diluted net loss per common share	($0.04)	($0.03)

Weighted average of common shares outstanding:
Basic & fully diluted	27,352,907	25,352,944

See the notes to the financial statements.

Draft Response to SEC Comments

August 9, 2005

USCorp.

     (an Exploration Stage Company)

          Statements of Cash Flows

  For the Years Ended September 30, 2004 and September 30, 2003

                   and from Inception, May 1989 through September 30, 2004

			Unaudited
			Inception
	2004	2003	to Date
Operating Activities:
Net loss	($964,108)	($865,287)	($4,644,987)
Adjustments to reconcile net income items
not requiring the use of cash:
Loss on sale of mining claim	0	0	600,000
Consulting fees	673,898	272,784	1,946,492
Depreciation expense	583	0	583
Interest expense	7,934		7,934
Changes in other operating assets and liabilities :
Accounts payable and accrued expenses	(19,738)	529,309	(303,749)
Net cash used by operations	(301,431)	(63,194)	(2,393,727)

Investing activities:
Purchase of equipment	(3,000)	0	(3,000)
Net cash used by investing activities	(3,000)	0	(3,000)

Financing activities:
Issuance of common stock	212,000	0	2,088,539
Subscriptions received	55,175	0	55,175
Placement fees	(5,518)	0	(1,750)
Advance from shareholder	0	40,000	40,000
Capital contributed by shareholders	0	81,472	231,544
Net cash provided by financing activities	261,657	121,472	2,413,508

Net increase (decrease) in cash during the fiscal year	(42,774)	58,278	16,781

Cash balance at beginning of the fiscal year	59,555	1,277	0

Cash balance at end of the fiscal year	$16,781	$59,555	$16,781

Supplemental disclosures of cash flow information:
Interest paid during the fiscal year	$0	$0	$0
Income taxes paid during the fiscal year	$0	$0	$0

See the notes to the financial statements.

Draft Response to SEC Comments

August 9, 2005

USCorp.

     (an Exploration Stage Company)

                                Statement of Changes in Shareholders Equity

                         From Inception to September 30, 2004

      ( as Restated)

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Inception	0	$0	$0	$0	$0

Issuance of common stock-6/6/89	84,688	847	1,185,153		1,186,000	$0.07

Net income fiscal 1990				520,000	520,000

Balance at September 30, 1990-unaudited	84,688	847	1,185,153	520,000	1,706,000

Net income fiscal 1991				1,108,000	1,108,000

Balance at September 30, 1991-unaudited	84,688	847	1,185,153	1,628,000	2,814,000

Issuance of common stock- 4/3/92	472	5	32,411		32,416	$0.22

Net income fiscal 1992				466,000	466,000

Balance at September 30, 1992-unaudited	85,160	852	1,217,564	2,094,000	3,312,416

Net loss fiscal 1993				(3,116,767)	(3,116,767)

Balance at September 30, 1993-unaudited	85,160	852	1,217,564	(1,022,767)	195,649

Net loss fiscal 1994				(63,388)	(63,388)

Balance at September 30, 1994-unaudited	85,160	852	1,217,564	(1,086,155)	132,261

Net income fiscal 1995				(132,261)	(132,261)

Balance at September 30, 1995-unaudited	85,160	852	1,217,564	(1,218,416)	0

Net loss fiscal 1996				0	0

Balance at September 30, 1996-unaudited	85,160	852	1,217,564	(1,218,416)	0

Draft Response to SEC Comments

August 9, 2005

           USCorp.

     (an Exploration Stage Company)

                                Statement of Changes in Shareholders Equity

                         From Inception to September 30, 2004

        (as Restated)

         (Continued)

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Stock issued for mining claim- 9/15/97	150,000	1,500	598,500		600,000	$0.20

Issuance of common stock- 9/15/97	50,000	500	59,874		60,374	$0.06

Stock issued for services- 9/15/97	14,878	149	29,608		29,757	$0.10

Net loss fiscal 1997				(90,131)	(90,131)

Balance at September 30, 1997-unaudited	300,038	3,001	1,905,546	(1,308,547)	600,000

Capital contributed by shareholder			58,668		58,668

Net loss fiscal 1998				(58,668)	(58,668)

Balance at September 30, 1998-unaudited	300,038	3,001	1,964,214	(1,367,215)	600,000

Capital contributed by shareholder			28,654		28,654

Net income fiscal 1999				(26,705)	(26,705)

Balance at September 30, 1999-unaudited	300,038	3,001	1,992,868	(1,393,920)	601,949

Capital contributed by shareholder			22,750		22,750

Net loss fiscal 2000				(624,699)	(624,699)

Balance at September 30, 2000-unaudited	300,038	3,001	2,015,618	(2,018,619)	0

Draft Response to SEC Comments

August 9, 2005

USCorp.

     (an Exploration Stage Company)

                                Statement of Changes in Shareholders Equity

                         From Inception to September 30, 2004

        (as Restated)

         (Continued)

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Issuance of common stock- 12/7/00	103,535	1,035	611,943		612,978	$0.15

Issued stock for compensation- 1/2/01	50,000	500	19,571		20,071	$0.04

Capital contributed by shareholder			21,719		21,719

Net loss fiscal 2001				(654,768)	(654,768)

Balance at September 30, 2001-unaudited	453,573	4,536	2,668,851	(2,673,387)	0

Purchase mining claim- 4/2/02	24,200,000	242,000	2,207,466		2,449,466	$0.10

Issued shares to employees- 9/11/02	267,500	2,675	(2,675)		0	$0.00

Capital contributed by shareholders			143,480		143,480

Net loss for the fiscal year				(142,205)	(142,205)

Balance at September 30, 2002-unaudited	24,921,073	249,211	5,017,122	(2,815,592)	2,450,741

Issued stock for services- 9/12/03	872,000	8,720	264,064		272,784	$0.31

Beneficial conversion feature			3,767		3,767

Capital contributed by shareholders			81,472		81,472

Net loss for the fiscal year				(865,287)	(865,287)

Balance at September 30, 2003	25,793,073	257,931	5,366,425	(3,680,879)	1,943,477

Issuance of common stock- 12/29/03	550,000	5,500	206,500		212,000	$0.39

Issued stock to pay bills- 2/23/04	1,069,945	10,699	460,077		470,776	$0.44

Issued stock for services- 9/15/04	2,118,441	21,184	652,714		673,898	$0.32

Net loss for the fiscal year				(964,108)	(964,108)

Balance at September 30, 2004	29,531,459	$295,314	$6,685,716	($4,644,987)	$2,336,043

See the notes to the financial statements.	*- Price adjusted for stock splits.

Draft Response to SEC Comments

August 9, 2005

Answer to Comment 4 on pages 12-13

USCorp.

(an Exploration Stage Company)

Notes to the Financial Statements

For the Years Ended September 30, 2004 and September 30, 2003

1.

 Organization of the Company and Significant Accounting Principles

USCorp. (the “Company”) is a publicly held corporation formed in May 1989 in the state of Nevada as The Movie Greats Network, Inc. In August 1992, the Company changed its name to The Program Entertainment Group, Inc. and in August 1997 the Company changed its name to Santa Maria Resources, Inc. In September 2000 the Company changed its name to Fantasticon, Inc. and in January 2002 the Company changed its name to US Corp.

In April 2002 the Company purchased by issuing 24,200,000 shares of common stock 141 Lode Mining Claims in the Eureka Mining District of Yavapai County, Arizona, called the Twin Peaks Mine; and through its wholly owned subsidiary Southwest Resource Development, Inc., owns 8 Lode and 21 Placer Claims in the Mesquite Mining District of Imperial County, California, which the Company refers to as the Chocolate Mountain Region Claims.

The Company has no business operations to date.

Consolidation- the accompanying consolidated financial statements include the accounts of the company and its wholly owned subsidiary.  All significant inter-company balances have been eliminated.

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include.  Actual results may differ from these estimates.

Cash and interest bearing deposits- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with an original maturity of three months or less.

Long Lived Assets- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Shareholder Loans Payable- The Company applies Emerging Issues Task Force (EITF) No. 98-5, Accounting for Convertible Debt Issued with Beneficial Conversion Features.  EITF No.98-5 requires that a beneficial conversion feature be recognized upon the issuance of the debt with a favorable conversion feature, and the resultant debt discount be amortized to interest expense during the period from the date of issuance to the date the securities become convertible.

Draft Response to SEC Comments

August 9, 2005

Property and Equipment- Property and equipment are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful life of the asset, which is estimated at three years.

Shareholder Loans Payable- The Company applies Emerging Issues Task Force (EITF) No. 98-5, Accounting for Convertible Debt Issued with Beneficial Conversion Features.  EITF No.98-5 requires that a beneficial conversion feature be recognized upon the issuance of the debt with a favorable conversion feature, and the resultant debt discount be amortized to interest expense during the period from the date of issuance to the date the securities become convertible.

Income taxes- The Company accounts for income taxes in accordance with the Statement of Accounting Standards No. 109  (SFAS No. 109), "Accounting for Income Taxes".  SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

Answer to Comment 6

Mineral Properties- The Company is an exploration stage company.  All costs incurred in the exploration of proved reserves are expensed to the statement of operations.

Revenue Recognition- Mineral sales will result from undivided interests held by the Company in mineral properties. Sales of minerals will be recognized when delivered to be picked up by the purchaser. Mineral sales from marketing activities will result from sales by the Company of minerals produced by the Company (or affiliated entities) and will be recognized when delivered to purchasers. Mining revenues generated from the Company’s day rate contracts, included in mine services revenue, will be recognized as services are performed or delivered.

2.

Going Concern

The accompanying financial statements have been presented in accordance with generally accepted accounting principals, which assume the continuity of the Company as a going concern.  However, during the twelve months ending September 30, 2004 and in the prior several fiscal years, the Company has experienced, and continues to experience, certain going concern issues related to profitability.  The Company incurred a net loss of $962,107 in fiscal 2004 and $4,642,986 since its inception and continues to rely on the issuance of shares to raise capital to fund its business operations.

Management’s plans with regard to this matter are as follows:

- Raise capital to complete the company’s mining plan of operations.

- Complete exploration and drilling on claims of the Twin Peaks Mine and Chocolate Mountain        Region Claims.

- Complete testing operations on all properties.

- Complete reports and feasibility studies on the Twin Peaks Mine and Chocolate Mountain Region Claims.

Draft Response to SEC Comments

August 9, 2005

- Bring the Twin Peaks Mine and Chocolate Mountain Region Claims to full-scale commercial mining.

- Obtain a credit facility.

3.  Net Loss per Share

The Company applies SFAS No. 128, “Earnings per Share” to calculate loss per share.  In accordance with SFAS No. 128, basic net loss per share has been computed based on the weighted average of common shares outstanding during the years.  Fully diluted loss per share includes the dilutive effects of outstanding common stock equivalents. There were shareholder notes convertible into 100,000 shares of common stock outstanding during fiscal 2004 that expired on September 30, 2004.  The effect of the outstanding convertible debt is not included in the calculation for net loss per share because their inclusion would be anti-dilutive.

The weighted average of common shares outstanding for the fiscal years ended 2004 and 2003 has been computed as follows:

	2004	2003

Shares outstanding	29,531,459	25,793,073

Weighted average	27,352,907	25,352,944

4. Issuances of Common Stock

During fiscal year 2003, the Company issued 872,000 shares to employees and consultants for services rendered valued at $272,784.

During fiscal year 2004, the Company issued 1,069,945 shares of common stock to vendors to pay outstanding invoices of $470,776.

During fiscal year 2004, the Company issued 550,000 shares of common stock and received proceeds of $212,000.

During fiscal year 2004, the Company issued 2,118,441 shares of common stock to consultants for services rendered valued at $673,898.

5. Related Party Transactions

The Company is provided office space by the chief executive officer and majority shareholder at no cost to the Company.

During fiscal year 2003, the chief executive officer and majority shareholder and other shareholders contributed capital of $81,472 to the Company for no shares.

In September 2003, the Company issued convertible debt at no interest to shareholders in the Company and received proceeds of $40,000.  The debt matured in September 2004 and entitled the

Draft Response to SEC Comments

August 9, 2005

shareholders to convert the debt into 100,000 shares of common stock at an exercise price of $0.40 per share.  The Company recorded a beneficial conversion feature of $3,767 as a result of the transaction and amortized the beneficial conversion feature to interest expense during fiscal year 2004.  In addition, the Company imputed interest on the shareholder advance of 10% and recorded the interest expense in the statement of operations.

6. Property and Equipment

A summary of equipment at September 30, 2004 is as follows:

	2004	2003

Office equipment	3,000	0
Accumulated depreciation	(583)	0

Net property & equipment	$2,417	$0

7. Private Placement

In June 2004, the Company offered a private placement of 6 million units.  Each unit of the private placement contained one share of preferred stock and one warrant at a price of $0.50 per unit.  The offer terminates in January 2005.

Each preferred share is convertible into two common shares at any time at the election of the preferred shareholder.  Each warrant represents the right of the holder to purchase one additional preferred share at a price of $0.50 during the two-year period following the date of their issuance.  The Company may call the warrants at any time at a redemption price of $0.001 per warrant provided the price of its common stock has traded above $1 for 20 consecutive days.

The preferred shares accrue interest at the rate of 10% per annum of the purchase price of $0.50, or $0.05 per year, payable annually in arrears. The Company may elect to make payment of interest in the form of common shares. In which case the number of common shares payable will equal the amount of interest payable divided by the closing price of the common shares on the date the dividend is declared by the Company.

The preferred shares are redeemable by the Company at any time after one year from the date of their issuance provided that the common shares have sustained a trading price of not less than $1.00 per common share for at least 20 consecutive trading days.  If the Company elects to redeem the Shares, the redemption price shall be determined as follows:

(i)

During the second year after their issuance at $0.575 per preferred share;

(ii)

During the third year after their issuance at  $0.55 per preferred share;

(iii)

During the fourth year after their issuance at $0.525 per preferred share;

(iv)

After the fourth year after their issuance at $0.50 per preferred share.

During September 2004, the Company received $55,175 of subscriptions for 112,500 units.

Draft Response to SEC Comments

August 9, 2005

8. Income Tax Provision

Provision for income taxes is comprised of the following:
	2004	2003

Net loss before provision for income taxes	($957,174)	($865,287)

Current tax expense:
Federal	$0	$0
State	0	0
Total	$0	$0

Less deferred tax benefit:
Timing differences	(1,871,059)	(1,482,447)
Allowance for recoverability	1,871,059	1,482,447
Provision for income taxes	$0	$0

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate	34%	34%
Statutory state and local income tax	10%	10%
Less allowance for tax recoverability	-44%	-44%
Effective rate	0%	0%

Deferred income taxes are comprised of the following:

Timing differences	$1,871,059	$1,482,447
Allowance for recoverability	(1,871,059)	(1,482,447)
Deferred tax benefit	$0	$0

Note: The deferred tax benefits arising from the timing differences begin to expire in fiscal year
2010 and may not be recoverable upon the purchase of the Company under current IRS statutes.

9. Addendum to the Consolidated Statement of Cash Flows

The following transaction during the fiscal year 2004 has been classified as a non-cash transaction and has been excluded from the statement of cash flows.

During fiscal year 2004, the Company issued 1,069,945 shares of common stock to a consultant to pay for services in the amount of $470,776.

10. Subsequent Event

In October 2004, the Company issued 115,000 shares of preferred B stock and 115,000 warrants to purchase 115,000 shares of preferred B stock to subscription purchasers discussed in Note 7 and new subscription purchases received in October 2004.

Draft Response to SEC Comments

August 9, 2005

11. Restatement

Statement of Financial Accounting Standards (SFAS) No. 7 requires the statement of changes of shareholders’ equity since inception including dates of stock issuances and prices.  The statement of operations for fiscal 2003 and 2004 were not affected by the restatement.

Answer to Comment 5 in Note 12 Below

12.  Stock Warrants Outstanding

At September 30, 2003, the Company received a loan from two shareholders of $40,000.  The loans are unsecured and mature September 30, 2004 at no stated interest rate.  The loan agreement calls gives the option to the shareholders to convert the proceeds of the loan into shares of common stock at $.40 per share.  As a result, the Company has imputed a beneficial conversion feature of $3,767 to the proceeds received.  The beneficial conversion feature was amortized to interest expense over fiscal 2004.

The following table summarizes the details of the number of warrants issued and outstanding and the weighted average exercise price and years remaining on the warrants.

			Wgtd Avg
		Wgtd Avg	Years to
	Amount	Exercise Price	Maturity

Outstanding at October 1, 2002	0

Issued	100,000
Expired	0
Exercised	0

Outstanding at September 30, 2003	100,000	$0.40	1

Issued	0
Expired	0
Exercised	(100,000)

Outstanding at September 30, 2004	0	$0.00	0

The Company applied the Black-Scholes option pricing model to determine the fair value of the detachable stock warrants and common stock warrants issued in fiscal year 2004. The following assumptions were used in the model. The dividend yield is 0%, volatility is 20%, and a risk-free interest rate of 2%. The fair values generated by the Black-Scholes model may not be indicative of the future values, if any, that may be received by the warrant holder.

The Company has a formal stock option incentive plan for employees.

Draft Response to SEC Comments

August 9, 2005

Draft Response to Engineering Questions

Engineering Comments -

General

11. For all mines and other significant property, provide the disclosures required by

Industry Guide 7 (b)… We have copied Industry Guide 7 (b) and responded to each of its sub-paragraphs as follows:

Disclosures required by Industry Guide 7 (b):

Guide 7.

 (b) Mining Operation Disclosure. Furnish the following information as to each of the mines, plants and other significant properties owned or operated, or presently intended to be owned or operated, by the registrant:

(1) The location and means of access to the property.

Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County Group #1: 640 acres on four contiguous Placer Claim. The Company, through its Southwest Resource Development, Inc., owns the claims and pays an annual Maintenance Fee to the Bureau of Land Management (BLM). All four of these claims are located within Section 19, Township 12 South, Range 20 East, Meridian SBBM, in the Mesquite Mining District, Imperial County, California. Access to these claims is by proceeding east from Glamis, California on Highway 78 to the intersection of Highway 78 and Ogilby Road, then north 2 miles from the intersection of Highway 78 and Ogilby Road on a private dirt road, the claims are on the west side of Highway 78.

Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County Group #2: 17 Placer Claims. These contiguous claims cover 2,720 acres. The Company, through its Southwest Resource Development, Inc., owns the claims and pays an annual Maintenance Fee to the Bureau of Land Management (BLM). They are located in Sections 3 and 4, Township 13 South, Range 22 East; Sections 5, 6, 28, 31 and 32, Townships 12 South and 13 South, Range 20 East; and Sections 29 and 32, Townships 12 South, Range 20 East in the Mesquite Mining District, Imperial County, California. All of these claims are within 100 feet  of the highway, just east of the intersection of Highway 78 and Ogilby Road, extending north and south from the intersection about 2 miles. Access to the property is by private dirt road.

Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County Group #3: 8 Lode Claims covering 160 acres. The Company, through its Southwest Resource Development, Inc., owns the claims and pays an annual Maintenance Fee to the Bureau of Land Management (BLM). These contiguous claims are located in Sections 5, 6, 28, 31 and 32, Townships 12 South and 13 South, Range 20 East in the Mesquite Mining District, Imperial County, California. Means of access to the property is by private dirt road, south of Picacho State Park. Proceed south from Picacho State Park about 1 mile on Picacho Road to an unmarked private dirt road, then west about 2 miles to White Wash. The claims are in White Wash, north of Little Picacho Peak and just east of Bear Canyon.

The 141 lode mining claims, covering 2,820 acres, which the registrant refers to as the “Twin Peaks Mine,” are located in Sections 3-5, 7-10, 15-18, and 20-21, of Township 13, Range 8 West in the Eureka Mining District of Yavapai County, Arizona. The Company, through its USMetals, Inc. subsidiary, owns the claims and pays an annual Maintenance Fee to the Bureau of Land Management. the Santa Maria River traverses a the southwest quadrant of the claims group; however most of the claims are north of the river. The nearest town is Bagdad, Arizona, approximately 4 miles northeast of the property. Access to the property is by county maintained and private dirt roads from Highway 93 (connecting Phoenix, Arizona with Las Vegas, Nevada) to the west and Highway 96 to the east (connecting Bagdad, Arizona to Hillside, Arizona). From the West, take Highway 93 to Santa Maria Road east (Santa Maria Road is a county maintained gravel and dirt road, which follows the Santa Maria River between Highways 93 and 96). The southwestern portion of the claims (the “Hayes” claims) can be accessed by dirt road across the Santa Maria River. From the east, the northeastern portion of the claims (the “Crosby” claims) can be accessed from private dirt road just north of the river from Highway 96.

Draft Response to Engineering Questions

The lode and placer claims, covering just over 40 acres, which the registrant refers to as the “Kingman Area Claims” are located Section 7, Township 23 North, Range 19 West in the Pilgrim Mining District, Mohave County, Arizona. The Company, through its Southwest Resource Development, Inc., subsidiary owns the claims and pays an annual Maintenance Fee to the Bureau of Land Management. Access to the property is gained by county maintained dirt road. Proceed north on Highway 93 from Kingman, Arizona, 16 miles, to a dirt road (one mile north of the exit to Chloride, Arizona). Proceed west five miles to the site, on the north side of the road.

Draft Response to Engineering Questions

(2) A brief description of the title, claim, lease or option under which the registrant and its subsidiaries have or will have the right to hold or operate the property, indicating any conditions which the registrant must meet in order to obtain or retain the property. If held by leases or options, the expiration dates of such leases or options should be stated.

The Company owns mining claims and pays an annual Maintenance Fee payment to the Bureau of Land Management (BLM) for each of its claims. Maintenance Fee payments of $125 per claim are due on or before August 31 each year.

Draft Response to Engineering Questions

Appropriate maps may be used to portray the locations of significant properties;

In this first map of Arizona the numbers 1, 2 and 3 and the arrow next to the oval (under the number 1) were added by us to indicate the locations of the Company’s claims groups. The oval and all other markings including mineral indicators were put there by the Arizona Department of Mines/USGS. The Company’s Twin Peaks claims are within the oval next to the number “1”. The Company’s Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County are located near the “2” in California (please also see next map). The Company’s Kingman Area Claims are located next to the number “3”.

Draft Response to Engineering Questions

.

This second map of California was produced by the California Department of Conservation and the US Geological Survey. USCorp’s claims in the Chocolate Mountain Region of the Mesquite Mining District of Imperial County are under the “Au” (Gold) symbol in the Lower right-hand corner of the map. We have added the arrow pointing to the “Au” symbol. All other markings including mineral indicators were put there by the California Department of Conservation and the US Geological Survey

  à

Draft Response to Engineering Questions

The Company’s Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County #1 is in the Northwest quadrant of Section 19 above. This Claims Group has been historically referred to as “The Lodestar Claims.”

The Company’s Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County #3 is not located in the inset immediately above, but is indicated on the Imperial Valley Inset above. This Claims Group has been historically referred to as “The Broken Pan Claims.”

Draft Response to Engineering Questions

The above map shows the relative locations of the Company’s Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County #1, #2 and #3 (the numbers in red and the caption in red, have been added by us). The distance between the three claims groups is approximately one mile between #1 and #2; approximately 12 miles “as the crow flies” between #2 and #3. By paved and dirt road the distance between #2 and #3 is approximately 50 miles.

Draft Response to Engineering Questions

The above two maps show the location of the Kingman Area Tailings Claims. Access to the claims is by dirt road, approximately 16 miles north of Kingman on Highway 93. Proceed west about 5 miles to the Tailings.

Draft Response to Engineering Questions

(3) A brief history of previous operations, including the names of previous operators, insofar as known;

Twin Peaks Mine claims group: From a historical perspective, Spaniards arrived in the area over 400 years ago and used the Santa Maria River to gain access to the claims area. According to historical sources, then local Mesa Indians used to mine gold and silver in the area, which was refined and shipped to Spain. More recently, in the 1880's, John Lawler and Charles Crosby pioneered the Eureka Mining District. In 1883, John Lawler discovered the area was rich in gold, silver, lead, and zinc.

Charles Crosby first discovered the cornerstone of the Crosby Mine, located within the boundaries of the Company’s Claims and worked his claims from 1906 to 1933. His works are on a mineralized structure and flat zone. When the Crosby Mine opened in 1906, it processed 120 ounces of gold per day. It operated a 40-stamp amolotion mill until World War II.

From the mid-1920's to the mid-1930's, a prospector worked the Gloryhole claim, in the southwest quadrant of the Company’s Twin Peaks claims group. The ore he mined ran over 8 ounces of gold per ton. In 1941 and 1942, the claim was yielding 2.6 ounces of gold per ton. At that time, the ore was shipped to the railhead at Hillside and by train to a smelter in El Paso, Texas.

In 1885, the Hayes Silver Mine opened. The deposit at the mine was so rich – over 300 ounces of gold and silver per ton – that the owners shipped the ore directly to England for smelting and refining. The Hayes Silver Mine and surrounding Hayes claims group are part of the Company’s Twin Peaks claims group.

Kingman Area Claims: The tailings are next to a privately owned patented mine (that is not currently in operation) and were mined from it in the first half of the last century.

Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County: There has been no commercial scale mining on any of the Company’s claims in this region.

For additional information regarding the Twin Peaks Claims Group and the Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County please see attached Exhibit , Three Reports on the Santa Maria Mine (the former name of the Twin Peaks Claims Group) by Nicholas Carouso; Exhibit  “Geochemical Sampling Program June 1988 Goldstar Group of Mining Claims” by Charles F. Gunther and Philip G. Morey and Exhibit  Selected Historical Assays.

Draft Response to Engineering Questions

(4) (i) A brief description of the present condition of the property, the work completed by the registrant on the property, the registrant’s proposed program of exploration and development, and the current state of exploration and/or development of the property. Mines should be identified as either open-pit or underground. If the property is without known reserves and the proposed program is exploratory in nature, a statement to that effect shall be made;

Twin Peaks Mine Claims Group: The Company has completed limited exploration work on the property, including drilling 3,000 feet of core samples (in addition to 10,000 feet drilled by prior owners) and road improvements to repair and create dirt road accesses to the property. The Company relies on geological work of experts performed under prior ownership in support of our reports of the presence of gold, silver, uranium and other mineral resources on the property. The Company is not conducting mineral extraction operations on this property at this time.

Kingman Area Claims: The Company has performed minimal work on this property. The Company relies on geological work of experts performed under prior ownership in support of the presence of gold and silver resources on the property. There are no current mineral extraction operations on this property. The tailings are without proven reserves and the proposed program is exploratory in nature to establish and prove the economic viability of this property.

Chocolate Mountain Region Claims Groups in the Mesquite Mining District of Imperial County: The Company has performed very limited work on the property. The Company relies on geological work of experts performed under prior ownership in support of our reports of the presence of gold and silver on the property. There are no current mineral extraction operations on this property. The property is without known reserves at this time and the proposed program is exploratory in nature.

Please see Exhibits  for additional information.

Draft Response to Engineering Questions

(ii) The age, details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment. Further, the total cost for each property and its associated plant and equipment should be stated. The source of power utilized with respect to each property should also be disclosed.

Not Applicable at this time.

Draft Response to Engineering Questions

(5) A brief description of the rock formations and mineralization of existing or potential economic significance on the property, including the identity of the principal metallic or other constituents insofar as known. If proven (measured) or probable (indicated) reserves have been established, state (i) the estimated tonnages and grades (or quality, where appropriate) of such classes of reserves, and (ii) the name of the person making the estimates and the nature of his relationship to the registrant.

Instructions to paragraph (b)(5):

1. It should be stated whether the reserve estimate is of in-place material or of recoverable material. Any inplace estimate should be qualified to show the anticipated losses resulting from mining methods and beneficiation or preparation.

2. The summation of proven (measured) and probable (indicated) ore reserves is acceptable if the difference in degree of assurance between the two classes of reserves cannot be readily defined.

3. Estimates other than proved (measured) or probable (indicated) reserves, and any estimated values of such reserves shall not be disclosed unless such information is required to be disclosed by foreign or state law; provided, however, that where such estimates previously have been provided to a person (or any of its affiliates) that is offering to acquire, merge, or consolidate with, the registrant or otherwise to acquire the registrant’s securities, such estimates may be included. (6) If technical terms relating to geology, mining or related matters whose definition cannot readily be found in conventional dictionaries (as opposed to technical dictionaries or glossaries) are used, an appropriate glossary should be included in this report.

Our response to this comment in regards to the Twin Peaks Mine is found in the Reports of Nicholas Carouso attached as Exhibit . The Company owns water rights to the Santa Maria River which traverses the property. The Company at this time is not making a statement regarding the presence of reserves on these claims. Geologic work performed in the past, under different guidelines than currently in effect, may refer to “reserves” of gold and silver at several locations within the boundaries of our properties. The Company uses these reports in support of its determination that economically viable mineral resources are present on the properties as stated in various reports referred to here and also attached as Exhibits to this draft response.

[Mr. Carouso’s reports have been previously filed with, examined by and accepted by the SEC as Exhibits to the 1987 S-1 Registration of American Metals and Minerals, Inc., a prior owner of the Twin Peaks Mine claims, known then as the Santa Maria Mine.]

Kingman Area Claims:  The tailings consist of ore that has already been processed and is now above ground. The Company at this time is not making a statement regarding the presence of reserves on this property. Geologic work performed in the past, may refer to “reserves” or resources or estimates of tonnage of ore, gold and silver. The Company has not performed any professional exploration work on the placer claim or the lode claim underlying the placer claim.

Chocolate Mountain Region Claims Groups in the Mesquite Mining District of Imperial County: The Company at this time is not making a statement regarding the presence of reserves on these properties. Geologic work performed in the past, may refer to “reserves” of gold and silver at several locations within the boundaries of our properties. [Please see the Report of Charles F. Gunther and Philip G. Morey attached as Exhibit .] The Company uses such reports in support of its determination that mineral resources are present on the properties as stated in reports referred to here and also attached as Exhibits.

Draft Response to Engineering Questions

12. Disclose:

Briefly describe your officer’s business experience during the past five years.

The approximate percent of their time the officers worked on affairs of your company this last year.

Other significant responsibilities they currently have with other companies.

Robert Dultz USCorp’s Chairman and CEO since January 2002 has a 25-year association with the Twin Peaks property and as an individual is a former ownerr of a portion of the claims which make up the Twin Peaks property. Former Chairman and President of a prior corporate owner of the Twin Peaks claims and since 2000 has been a majority shareholder of corporate owners of the claims. Mr. Dultz has served on the boards of several publicly traded companies. Mr. Dultz spends in excess of 90% of his time working for USCorp.

Larry Dietz, The Company’s President and Director since January 2002, and has a 20-year association with the Twin peaks property and is former President of a prior corporate owner of the Twin Peaks claims. He served as President of Dietz and Associates, a mining consultancy, since 1982 and He is an expert in Arizona’s geology. Dietz authored the Arizona Mineral Industry Location System, a database identifying all known mineral occurrences in the state. He is Registered Expert Witness with the Technical Advisory Services for Attorneys. Associate member of the Society of Mining Engineers of the American Institute of Mining, Metallurgical and Petroleum Engineers. Mr. Dietz currently works full time for PacificCare at the Arizona State Retirement System. He devotes less than 5% of his time to USCorp

Spencer Eubank, the Company’s Secretary-Treasurer and a Director since January 2002. Mr. Eubank has served on the boards of several publicly traded companies. He has a 15-year association with the Twin Peaks property and since 2000 has been a shareholder and consultant to corporate owners of the claims. As an individual he is a former owner of 97 of the claims which make up the Twin Peaks property. Mr. Eubank spends in excess of 90% of his time working for USCorp on a consulting basis.

Carl W. O’ Baugh, an Independent Director of the Company since January 2002, and has a 20-year association with the Twin peaks property. Former Vice President of USCorp and Former President of a prior corporate owner of the Twin Peaks claims. Former President of Golconda Gems, Inc., a wholesale gem cutting, importing and distribution company with operations in the United States and Mexico. Extensive knowledge and experience of gems, minerals and metals. Mr. O’Baugh as been retired since 2000 and devotes less than 5% of his time to USCorp.

Tom Owens, is an Independent Director for the Company. He currently works full time as a litigation consultant and investigator. While serving with the Army in Bosnia Mr. Owens served as a public relations specialist before retiring from the military in 2000. In Bosnia Mr. Owens hosted a daily four-hour drive-time radio show carried via satellite to 134 countries. He supervised the preparation of the daily television newscast originating from Bosnia and led the first-ever U.S. news crew granted unescorted access inside a deployed Russian combat brigade. In 1994, Mr. Owens authored his book, Lying Eyes, a chronology of his work as a part of the team of professionals representing LAPD beating victim Rodney King. Mr. Owens worked as a law enforcement officer where he achieved the rank of captain. He holds the Los Angeles Police Medal and Police Star for valorous actions, awarded for service to the people of the city of Los Angeles. Mr. Owens serves the Registrant as an independent Director and on the Registrant's Audit Committee. Mr. Owens spends less than 5% of his time working for the Company.

Judith Ahrens an Independent Director of the Company since July 2003. Ms. Ahrens is a former lobbyist in Washington DC and has worked in public relations for National and State elected officials. Since 2000 Ms. Ahrens has worked full time for National Grants Conferences. She devotes less than 5% of her time to USCorp.

Draft Response to Engineering Questions

13. Maps to the Properties

Please see maps above in response to Comment 11

Draft Response to Engineering Questions

14. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy.

Phase 1 of the exploration process has been completed on a portion of the Hayes group of claims within the Twin Peaks mine. The phased nature of the exploration process is more fully discussed in our Phase One Mining Plan of Operations, attached as Exhibit . We have received a Test Production plan for the Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County from our Consulting Geologist, Quantum GeoConsultants, LLC, attached as Exhibit .

We will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

Draft Response to Engineering Questions

Southwest Resource Development, Inc — Summary of organization and Business.

15. The first paragraph on page 7and third paragraph of page 8 of this filing refers to mines and other mineral properties that exist in the area of the company’s property. This may allow investors to infer that the property may have commercial mineralization, because of its proximity to these mines and properties. Remove all references to mines, adjacent or analogous properties deposits, occurrences, or exploration activities by other companies outside of or near the company’s properties. Focus the disclosure on the company property.

We have removed all such references and we have replaced it with the following description that is descriptive of our particular property:

Historically, mining has been carried out in the Mesquite Mining District of Imperial County using old hard rock mining and placer methods.   However, in 1984, new mining methods (“heap leaching”) were used to develop and mine low-grade ore bodies, with an economically viable cut-off grade as low as .01 to .02 ounces of gold per ton. The geology and history of this area indicate it is rich in gold deposits. Southwest intends to go into production as soon as possible after approvals and financing are obtained.

…

Through recent geological surveys, Registrant and USMetals have been gratified by the results of such surveys confirming prior geological reports, provided by International Energy and Resources, Inc., (IERI), one of USMetals’ principal advisors.  It was verified that the Twin Peaks Mine is on a mineralized structure and flat zone with gold carrying mineralization. To the date of the report (2002), numerous geological, geochemical, and geophysical studies [please see Exhibit ] were conducted in order to confirm historical assays [please see Exhibit ] and to establish estimated resources at USMetals’ properties.

Draft Response to Engineering Questions

Early Exploration Conducted and Valuations Determined By California Core Drilling Company

16. The reserves listed on the first, second, and fourth paragraphs of page 8 will need additional economic clarification and disclosure. Please note that it is the staff’s position that mineral reserves for a mineral property cannot be designated unless:

• Competent professional engineers conduct a detailed engineering and economic feasibility study, and the study demonstrates that a mineral deposit can be mined profitably at a commercial rate. [please see Exhibit  Reports of N. Carouso]

• A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7. [please see Exhibit  1998 Pre-Feasibility Study prepared by current members of management under prior ownership.]

• An historic average price, such as a three year average, is to be used in any reserve or cash flow analysis to designate reserves. [Noted]

• To meet the “legal” part of the reserve definition, the primary environmental analysis or document should have been submitted to governmental authorities. [Please note that the reports of Mr. Carouso were submitted to, examined by and approved by the SEC in 1987 under prior ownership as part of exhibits to an S-1 Registration.]

• The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities. [Noted.]

Revise the disclosure accordingly. In addition, revise the disclosure throughout this document to ensure the company does not prematurely indicate mining operations on mining a property before a proper feasibility study and economic viability determination has been conducted.

[Please note: We have provided certain reports and other information in order to better acquaint you with our mineral resources. We are not sure how to disclose our true resource position and still satisfy current SEC guidelines. We seek your help in this matter, please advise. To say there is nothing there and no chance of ever finding anything would not be a true statement and contradicts the history of the Twin Peaks claims.]

We have revised the disclosure and removed references to reserves. The following is a summary of information found in “ECONOMIC EVALUATION OF THE AMERICAN METALS AND MINERALS, INC. PROPERTY, EUREKA MINING DISTRICT YAVAPAI COUNTY, ARIZONA” by Nicholas H. Carouso:

Beginning in 1981, R. W. Barnes, a geologist for California Core Drilling Company, performed certain exploratory drillings in order to obtain samples of the contents from the Crosby Mine Site No. 6, located Yavapai County, Arizona (included in USMetals’ Twin Peaks Mine).  Mr. Barnes drilled 28 core drill holes on the Crosby Mine site. His report was based on 200-foot depth cores.  This area was 18,519 cubic yards, or approximately 20,000 tons of ore resource. The total area that was drilled was 1,500’ x 600’ x 200’. A total of 744 core samples were taken from the 6,000-foot of core hole drillings. The samples were assayed for gold and silver.

The results indicated the presence of mineral resources of gold and silver.  The core samples also revealed quartz monzonite porphyry formations throughout the area of sampling.  The many faults located in this area were of considerable importance in controlling supergene enrichment; the largest quantity and highest grade of ore occurs when these faults intersect or are closely spaced. There was significant evidence of this enrichment recorded from the samples taken from the Crosby Mine site area. And, the gold and silver that was found is natural to the formations of the enrichment zone.

Draft Response to Engineering Questions

17. The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cutoff grade it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Not applicable at this time.

Draft Response to Engineering Questions

Recent Exploration and Samplings, Page 8

18. As a general checklist, when reporting the results of sampling and chemical analyses:

• Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

• Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

• Eliminate all disclosure of the highest values or grades of sample sets.

• Eliminate grades disclosed as “up to” or “as high as”.

• Eliminate statements containing grade and/or sample ranges.

• Aggregated sample values from, related locations should be aggregated based on a weighted average of lengths of the samples.

• Generally, use tables to improve readability of sample and drilling data

• Soil samples may be disclosed as a weighted average value over an area.

• Refrain from reporting single soil sample values.

• Convert all ppb quantities to ppm quantities for disclosure.

Revise the text accordingly.

Noted and revised as necessary. In future reports we will follow this guideline.

Draft Response to Engineering Questions

19, We recommend that a brief description of the QA/QC protocols provided to reassure the investors regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to exploration and operational analytical procedures.

We will follow QA/QC protocols provided by the Society for Mining, Metallurgy and Exploration Guidance on best practices for Exploration www.smenet.org.

Draft Response to Engineering Questions

20. Expand the disclosure concerning the exploration plans for the properties to include:

• A brief geological justification for each of the exploration projects written in non-technical language.

• A breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc for each prospect.

• If there is a phased program planned, briefly outline all phases.

• If applicable, disclose there are no current detailed plans to conduct exploration on the property.

• How the exploration program will be funded.

• Identification of who will be conducting any proposed exploration work, and discuss their qualifications.

Please see Exhibits: Ernst & Whinny projections and report and 1997 Mining Plan of Operations; Test Production Budget and Proposal; Qualifications of International Energy and Resources, Inc., and Qualifications of Quantum GeoConsultants, LLC.

We are seeking funding via equity or debt financing.

To date the Company has contracted with International Energy and Resources, Inc., and Quantum GeoConsultants, LLC. for limited exploration and geological work on the Company’s properties. Given adequate financing we intend to use additional qualified mining consultants and engineers subject to their availability and willingness, but we have not contracted with any other vendors as of the date of this report.

Draft Response to Engineering Questions

Risk Factors, page 10

21 Add a risk factor that addresses the probability of an individual prospect ever having “reserves” that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration may be lost.

Safe Harbor Statement: Under the United States Private Securities Litigation Reform Act of 1995, except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing of the exploration of the Company’s properties, the timing of the development of the Company’s properties, the timing and amount of estimated future production, costs of production, mineral resource and “reserve” determination involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration and development activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver or other metals and minerals. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Draft Response to Engineering Questions

22. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you need to include a risk factor early in this risk factor section that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.

None of our management are chemists, metallurgists, mining engineers or geologists and as such do not have the technical experience in exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, our management may not be fully aware of many of the specific requirements related to working within this industry. Our decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry. Upon adequate funding management intends to hire qualified and experienced personnel, including additional officers and directors, and mining specialists, professionals and consulting firms;  however there can be no assurance that management will be successful in raising the necessary funds, recruiting, hiring and retaining such qualified individuals.

Draft Response to Engineering Questions

Overview Page 17

23. The words “development” and “production” have very specific meanings under Industry Guide 7(a) (4), (see www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7). The terms reference the “development stage” when companies are engaged in preparing reserves for production, and “production stage” when companies are engaged in commercial profit-oriented extraction of minerals. If the company does not disclose any “reserves,” as defined by Guide 7, please remove the terms “develop,” “development” or “production” throughout the document, and replace this terminology as needed, with the terms “explore” or “exploration” This includes the using of the terms In the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

Noted and we have changed the wording:

OVERVIEW

 The Company is an “exploration stage" company. During fiscal year ended September 30, 2004, the Company's activities centered on the development of USMetals' mining property known as the Twin Peaks Mine and the acquisition of Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County and Picacho Area claims in Imperial County, California. During the fiscal year, the Company did not engage in any commercially viable operations and realized no revenues from its activities. The annual costs incurred to date were primarily for the continued exploration of the Company's mining properties, development and maintenance of the Company's website, legal and accounting costs in conjunction with the Company's general and administrative expenses in anticipation of completing exploration and commencing development of USMetals' mining properties, the Twin Peaks Mine and the Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County. The annual maintenance fee payment for the 170 claims owned by the Registrant was increased from $100 per claim to $125 per claim for a total of $21,250.

All of the Company's mining business activities are conducted at this time through its subsidiaries, USMetals and Southwest Resource Development, Inc. International Energy Resources, Inc. has agreed to continue to supervise and direct the work of the Twin Peaks Mine Exploration and Development Team upon adequate funding of the project.

As a result of the acquisition of USMetals, Inc., Registrant owns 141 unpatented contiguous mining claims totaling approximately 2,820 acres in Township 13, Yavapai County, Arizona. These claims have a history of mining activity from the middle of the 19th century to the beginning of World War II. Gold, silver, copper and other minerals were recovered in important quantities. The previous owners started acquisition of this claim group in the early 1940's and by the mid-1980's the claims group totaled 134 claims. Exploration, drilling and assessment work was done and several geological reports were completed indicating the presence of economically viable deposits of precious metals and complex ores.

As a result of the acquisition of Southwest Resource Development, Inc., Registrant owns 8 unpatented lode and 21 unpatented placer mining claims totaling approximately 3,520 acres in eastern Imperial County, California which the Company refers to as the Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County. These claims and the surrounding Mesquite Mining District have a history of mining activity going back almost 200 years. The exploration, drilling and assessment work at the Chocolate Mountain Region Claims in the Mesquite Mining District of Imperial County, was done and geological reports were completed by prior owners and indicated the presence of economically viable deposits of precious metals. [Please see Exhibit  ]

Draft Response to Engineering Questions

24. Supplementally provide a written consent from any experts whose name is cited, and/or whose work is incorporated into the document. These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

Please see Exhibit  Consents of Experts